Exhibit 99.1

Can-Fite Announces Up To $15.0 Million Public Offering

$5.0 million upfront with up to an additional $10.0 million of potential aggregate gross proceeds upon the exercise in full of short-term warrants

RAMAT GAN, Israel, July 28, 2025 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) (“Can-Fite” or the “Company”), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs for the treatment of cancer and inflammatory diseases, today announced the pricing of a public offering with a single institutional investor of 8,333,333 of the Company’s American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof), together with short-term warrants to purchase up to 16,666,666 ADSs at a combined public offering price of $0.60 per ADS (or pre-funded warrant in lieu thereof) and accompanying short-term warrants. The short-term warrants will have an exercise price of $0.60 per ADS, are exercisable upon issuance and will expire twenty-four months following the date of issuance. The offering is expected to close on or about July 29, 2025, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering, before deducting the placement agent’s fees and other offering expenses payable by the Company, are expected to be approximately $5.0 million. The potential additional gross proceeds to the Company from the short-term warrants, if fully-exercised on a cash basis, will be approximately $10.0 million. No assurance can be given that any of such short-term warrants will be exercised. Can-Fite intends to use the net proceeds for funding research and development and clinical trials and for other working capital and general corporate purposes.

The securities described above are being offered and sold by Can-Fite pursuant to a registration statement on Form F-1 (File No. 333-288890), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2025. The offering is being made only by means of a prospectus forming a part of the effective registration statement relating to the offering. A preliminary prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds therefrom and the exercise of the short-term warrants prior to their expiration. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 14, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114